                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant / /

Filed by a Party other than the Registrant/X/

Check the appropriate box:

            /X/         Preliminary Proxy Statement
            / /         Confidential,   For  Use  of  the  Commission  Only  (as
                        permitted by Rule 14a-6(e)(2))
            / /         Definitive Proxy Statement
            / /         Definitive Additional Materials
            / /         Soliciting Material Under Rule 14a-12

                              SL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                               THE RORID COMMITTEE
                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                            NEWCASTLE PARTNERS, L.P.
                                 MARK E. SCHWARZ
                                   GLEN KASSAN
                               JAMES R. HENDERSON
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

            Payment of Filing Fee (Check the appropriate box):

            /X/         No fee required.

            / /         Fee  computed  on table  below  per  Exchange  Act Rules
                        14a-6(i)(1) and 0-11.

            (1)         Title of each class of securities  to which  transaction
                        applies:

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            (2)         Aggregate  number  of  securities  to which  transaction
                        applies:

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            (3)         Per unit price or other  underlying value of transaction
                        computed pursuant to Exchange Act Rule 0-11:

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            (4)         Proposed maximum aggregate value of transaction:

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            (5)         Total fee paid:

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            / /         Fee paid previously with preliminary materials:

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            / /         Check box if any part of the fee is  offset as  provided
by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            (1)         Amount Previously Paid:

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            (2)         Form, Schedule or Registration Statement No.:

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            (3)         Filing Party:

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            (4)         Date Filed:

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                                       -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED DECEMBER 5, 2001

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                               SL INDUSTRIES, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                               THE RORID COMMITTEE
                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD

            The  RORID  Committee  (the   "Committee")  is  the  second  largest
stockholder  of SL  Industries,  Inc.,  a  Delaware  corporation  ("SL"  or  the
"Company").  The Committee is writing to you in connection  with the election of directors  to SL's  Board of  Directors  at the annual  meeting of  stockholders scheduled  to be held  on  January  22,  2002,  including  any  adjournments  or postponements  thereof and any meeting  which may be called in lieu thereof (the
"Annual  Meeting").  The  Committee  has  nominated  its slate of  directors  in opposition to the incumbent  Board of Directors (the "SL Board").  The Committee
believes  that  SL's  historical  financial  and  stock  price  performance  has significantly trailed its peer group and recent actions of the SL Board have not been in the best interests of SL's stockholders. The Committee is convinced that
a  more  thorough  investigation  of  strategic  alternatives,   and  a  greater
dedication to maximizing  stockholder  value,  will only be achieved through the election of the Committee's slate.

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy  card are  being  furnished  to  stockholders  of SL by the  Committee  in connection with the solicitation of proxies from SL's stockholders to be used at the Annual Meeting to elect the Committee's  nominees,  Warren G.  Lichtenstein,
Mark E.  Schwarz,  James R.  Henderson,  Glen  Kassan  and Steven  Wolosky  (the
"Nominees")  to the SL Board.  As Nominees for director,  Messrs.  Lichtenstein,
Schwarz,  Henderson,  Kassan and Wolosky are deemed to be  participants  in this proxy solicitation.  As members of the soliciting group, Steel Partners II, L.P.
("Steel")  and  Newcastle  Partners,  L.P.  ("Newcastle")  are also deemed to be participants in the proxy  solicitation.  The principal  executive offices of SL are located at 520 Fellowship  Road,  Suite A114, Mt. Laurel,  New Jersey 08054.
This Proxy  Statement and the GOLD proxy card are first being  furnished to SL's stockholders on or about December __, 2001.

            SL has set the record date for determining  stockholders entitled to notice of and to vote at the Annual  Meeting as of December 5, 2001 (the "Record
Date").  Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein)
held on the Record  Date.  According  to SL, as of the Record  Date,  there were
[5,710,963]  shares of common  stock,  $.20 par value per share (the  "Shares"), outstanding  and entitled to vote at the Annual  Meeting.  The Committee,  along with all of the participants in this solicitation,  are the beneficial owners of an  aggregate  of 850,800  Shares which  represents  approximately  14.9% of the
Shares  outstanding  (based  on  information  publicly  disclosed  by  SL).  The
Committee intends to vote such Shares for the election of the Nominees.

THIS  SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD
OF  DIRECTORS  OR  MANAGEMENT  OF SL.  THE  COMMITTEE  IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN THE  RATIFICATION  OF
THE  APPOINTMENT  OF THE COMPANY'S  AUDITORS.  SHOULD OTHER  MATTERS,  WHICH THE
COMMITTEE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT
BEFORE THE ANNUAL  MEETING,  THE PERSONS  NAMED AS PROXIES IN THE ENCLOSED  GOLD
PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE  YOU TO SIGN,  DATE  AND  RETURN  THE  GOLD  PROXY  CARD IN FAVOR OF THE
ELECTION OF OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD TO THE SL BOARD, YOU MAY REVOKE THAT
PROXY AND VOTE  AGAINST  THE  ELECTION OF SL'S  NOMINEES BY SIGNING,  DATING AND
RETURNING THE ENCLOSED  GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE
THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY
DELIVERING A WRITTEN  NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL
MEETING TO THE COMMITTEE, C/O INNISFREE M&A INCORPORATED WHO IS ASSISTING IN
THIS  SOLICITATION,  OR TO THE  SECRETARY  OF SL,  OR BY VOTING IN PERSON AT THE
ANNUAL MEETING.

                                       -2-

                                    IMPORTANT

            Your vote is  important,  no matter  how many or how few  Shares you own. The Committee  urges you to sign,  date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

            The Nominees are committed,  subject to their fiduciary duty to SL's stockholders,  to giving all SL's  stockholders  the  opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners  of SL - to send a  message  to SL's  Board  that  you are  committed  to maximizing the value of your Shares.

o           If your Shares are registered in your own name, please sign and date the  enclosed  GOLD proxy card and return it to the  Committee,  c/o
            Innisfree M&A Incorporated, in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            GOLD  proxy  card.   The   Committee   urges  you  to  confirm  your
            instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions  to the  Committee,  c/o
            Innisfree   M&A   Incorporated,   who  is   assisting   in  this
            solicitation,  at the address and telephone numbers set forth below, and on the back  cover of this  proxy  statement,  so that we may be aware of all  instructions  and can  attempt  to  ensure  that  such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                      [INNISFREE M&A INCORPORATED LOGO]
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

                                       -3-

PROPOSAL I - ELECTION OF DIRECTORS

REASONS FOR THE SOLICITATION

            We are asking you to elect our Nominees in order to:

            o           remove five  incumbent  directors  whose  interests,  we
                        believe,  are not  aligned  with the  interests  of SL's
                        stockholders;

            o           take action that we believe would give  stockholders the
                        greatest  return  on  their   investment  in  the  short
                        term; and

            o           elect  representatives  who are  committed to maximizing
                        value for all of SL's stockholders.

            The Committee believes that the election of the Nominees  represents the best means for SL's stockholders to maximize the value of their Shares.  The
Committee, as the second largest stockholder of SL, has a vested interest in the maximization of the value of the Shares.

WE BELIEVE THAT SL'S SHARE PRICE OVER THE PAST SEVERAL  YEARS  DEMONSTRATES  THE
BOARD'S FAILURE TO CREATE VALUE FOR ITS STOCKHOLDERS

            o           According to information contained in management's proxy
                        statement for the Annual Meeting (the "Management  Proxy
                        Statement"),  during  the  period  from  July  31,  1995
                        through December 31, 2000, SL's Share price  performance
                        trailed the S&P Electrical  Equipment Group index by
                        a significant margin.

            o           According to the Management Proxy Statement, during this
                        period SL's Share price performance has trailed its peer
                        group index by 201  percentage  points  with  cumulative
                        total returns for the S&P Electrical Equipment Group
                        index of approximately 308% compared to cumulative total
                        returns for SL's Shares of approximately 107%.

            o           On December 29, 2000, the date on which SL last compared
                        its Share  price to its peer  group  indexes,  the Share
                        price closed at $11.44 per Share.  Since then, the Share
                        price has  fluctuated,  closing  at a high of $14.90 per
                        Share on February  15, 2001 and a low of $3.72 per Share
                        on October 9, 2001, representing a stunning 67% decrease
                        since December 29, 2000.

             o          On December 4, 2001, the Share price closed at $7.90 per
                        Share, well below the $14.00 levels seen in early 2001.

            Due to the Company's  lagging Share price, the NYSE has notified the
Company that it is not in compliance with the market capitalization requirements for continued listing of the Shares on the NYSE. According to the Company's Form
10-Q for the fiscal quarter ended  September 30, 2001 (the "September 30 10-Q"), the  Company  must  submit a plan to the NYSE no later than  December  10,  2001 demonstrating how it intends to achieve and sustain compliance. The Committee is extremely  concerned  that the  potential  delisting of the Shares from the NYSE could adversely effect stockholders' liquidity.

WE BELIEVE THAT THE SL BOARD'S RESTRUCTURING PLAN IS NOT IN THE BEST INTERESTS OF
THE STOCKHOLDERS

                                       -4-

            On March 19, 2001,  SL announced  that it had engaged  Credit Suisse
First Boston to explore a sale of SL and solicited  transaction  proposals  from potential  purchasers.  However,  in a press release issued by SL on November 5,
2001,  the SL Board  announced  that it did not believe  that it was in the best interests of the  stockholders  to sell the entire  company at that time. The SL
Board further disclosed that it is in the process of negotiating the sale of two subsidiaries of SL. It is the Committee's  opinion that SL should be sold in its entirety at the current time. The Committee is concerned that the potential sale of these two  subsidiaries  will be for  substantial  losses similar to previous sales of SL business  units, as discussed in the September 30 10-Q, and will not maximize stockholder value for the SL stockholders in the immediate future.

            The  Committee  believes  that SL's Share  price has  suffered  as a result of continued losses,  including losses from operations which have already been discontinued in the current fiscal year.

            o           According  to the  September  30 10-Q,  SL realized  net
                        losses of approximately  $7.5 million for the nine month
                        period ended  September  30, 2001 compared to net income
                        of approximately  $2.1 million for the comparable period
                        in 2000.

            o           According to the  September 30 10-Q,  SL  implemented  a
                        plan to restructure certain of its operations  including
                        (i) the  closure of the  engineering  and sales  support
                        facility of its Condor D.C.  Power  Supplies  subsidiary
                        ("Condor"),   (ii)  the   elimination  of  personnel  at
                        Condor's manufacturing  facility in Reynosa,  Mexico and
                        Mexicali, Mexico and headquarters in Oxnard, California,
                        (iii) the closure of Condor's  manufacturing facility in
                        Reynosa,  Mexico,  and  (iv) the  disposition  of its SL
                        Waber business.

            o           According to the September 30 10-Q, the Company recorded
                        losses  from  the   Company's   restructuring   plan  of
                        approximately  $8.2  million  and  $4.1  million  in the
                        second and third fiscal quarters of 2001, respectively.

            o           According to the September 30 10-Q, the Company  expects
                        to record  approximately $1.2 million in losses from the
                        Company's   restructuring  plan  in  the  fourth  fiscal
                        quarter of 2001.

            o           It is  the  Committee's  opinion  that  the  SL  Board's
                        strategy to continue  divesting its individual  business
                        units is too late and is not necessarily the best way to
                        maximize stockholder value.

WE ARE EXTREMELY  CONCERNED  WITH THE  COMPANY'S  ABILITY TO CONTINUE AS A GOING
CONCERN

            o           According  to the  September  30 10-Q,  the  Company has
                        historically   financed   its   operations   and  growth
                        primarily  with  funds  generated  from  operations  and
                        borrowings   under  its   revolving   credit   facility.
                        According  to the  September  30 10-Q,  the  Company has
                        exhausted  the  availability  of funds  under its credit
                        facility with $38.8 million of principal  outstanding of
                        the  maximum  $40  million  available  under the  credit
                        facility.

            o           According  to the  September  30 10-Q,  the  Company has
                        advised  its  banks  that  it  was  in  default  of  the
                        financial  covenants in its credit facility at September
                        30, 2001, and is in discussions  with its banks to amend
                        its financial covenants.

            o           According  to  the   September  30  10-Q,   the  Company
                        previously  entered  into a waiver and  amendment to the
                        credit  facility  after  failing to comply with  certain
                        financial covenants at March 31, 2001.

            o           According  to  the  September  30  10-Q,  the  Company's
                        independent  auditors  have  advised  the  Company  that
                        failure to resolve these matters prior to the completion
                        of their audit of the consolidated  financial statements
                        for 2001 may result in a  modification  of their  report
                        with respect to the  Company's  ability to continue as a
                        going concern.

                                       -5-

            o           On November  15, 2001,  SL announced in a press  release
                        that the SL Board has  voted to  suspend  the  Company's
                        regular semi-annual cash dividend, which would have been
                        payable in November 2001.

EXECUTIVE OFFICERS OF SL HAVE RECENTLY ENTERED INTO CHANGE IN CONTROL AGREEMENTS
WITH SL INDICATING TO THE COMMITTEE THAT CURRENT MANAGEMENT'S  INTERESTS MAY NOT
BE ALIGNED WITH THE INTERESTS OF SL STOCKHOLDERS

            In  the  report  of  the  SL  Board  Compensation  Committee  in the
Management Proxy Statement,  the Compensation Committee stated that it "believes that executive compensation should be linked to value delivered to shareholders"
and that the Company's  compensation  programs have been  "designed to provide a
correlation   between  the   financial   success  of  the   executive   and  the
shareholders."  On May 1,  2001,  the  Company  entered  into  change in control agreements  with executive  officers Owen Farren,  David Nuzzo and Jacob Cherian which we believe are inconsistent  with the Compensation  Committee  philosophy.
Under the agreements, each of the executive officers will be entitled to receive two times  (2.99 times in the case of Mr.  Farren)  the average of his  combined annual  salary and cash bonus paid for each of the previous  three full calendar years and benefits for up to 24 months (36 months in the case of Mr.  Farren) in the event the executive is  terminated  by the Company or its  successor  (other than for death or disability),  or the executive  terminates his employment with the Company or its  successor,  and either  termination  occurs  within one year following a "change in control"  (as defined in the  agreements),  or within one year following execution by the Company of a definitive agreement  contemplating a change in control that occurs,  whichever is later. Based on Messrs.  Farren's and Nuzzo's  annual  salary and cash bonus from 1998 to 2000 as disclosed in the
Management  Proxy  Statement,  they  would each be  entitled  to a lump sum cash payment of approximately $1,157,000 and $361,000, respectively, upon a change in control, subject  to the  provisions  of the  agreements.  We  cannot  derive an estimate of the change in control payment Mr. Cherian would be entitled to based on SL's public filings.

            We believe that the change in control agreements are unwarranted and a waste of corporate assets in view of SL's disastrous Share price and operating performance  described above. How are these change in control agreements "linked to value  delivered  to  shareholders"?  The change in control  agreements  were entered into shortly  after the  Committee  nominated  its slate of directors in
February 2001 to challenge the incumbent Board at the next annual meeting. Under the terms of the change in control agreements,  the election of our slate to the
SL Board would constitute a "change in control." We are extremely concerned that the change in  control  agreements  were  executed  in order to  provide  golden parachutes  for  SL's  executives  rather  than  incentivizing  them  to  create stockholder value and to have a chilling effect on the  stockholders'  rights to elect directors.

WE ALSO  QUESTION  WHETHER  THE  INTERESTS  OF THE SL BOARD AND  MANAGEMENT  ARE
ALIGNED WITH THE INTERESTS OF SL STOCKHOLDERS IN VIEW OF THEIR LIMITED OWNERSHIP
OF SECURITIES OF SL

            As the beneficial owners of an aggregate of 850,800 Shares, or 14.9%
of the Shares outstanding,  we have a significant  investment at stake. Of these
850,800  Shares,  623,150  Shares are owned  outright by Steel,  of which Warren
Lichtenstein  is the managing member of its general  partner,  10,300 Shares are owned  outright by Mr.  Lichtenstein,  and 217,350  Shares are owned outright by
Newcastle,  of which Mark Schwarz is the sole general  partner.  Although  James
Henderson,  Glen  Kassan  and  Steven  Wolosky  do not own any  Shares of SL, in
agreeing  to serve as  Nominees  they are  committed  to the  objectives  of the
Committee  described  herein.  We believe that our interests are clearly aligned with yours. We are committed to maximizing stockholder value. In contrast, as of
November 30, 2001, all of the members of the SL Board and the executive officers named in the Management Proxy Statement  collectively  owned  beneficially  only
7.2% of the Shares outstanding, and collectively owned outright barely 1% of the
Shares outstanding, based on the Management Proxy Statement. We believe that the lack  of  significant  actual  ownership  of the  Shares  by the  SL  Board  and management may contribute to the SL Board's and management's  lack of commitment to maximizing the value of the Shares. Additionally, we believe that the lack of significant  actual  ownership of the Shares by the SL Board and  management may result in actions  taken by SL that are not always in the best  interests of the greater majority of unaffiliated  stockholders.  The table set forth below which has been  derived  from the  Management  Proxy  Statement  contains  information regarding  the actual  ownership  of the Shares by the SL Board and  management.
Reference  is made  to  Schedule  II of  this  Proxy  Statement  which  contains information regarding

                                       -6-

beneficial  ownership of the SL Board and management which has also been derived from the Management Proxy Statement.

                                                 Shares Owned    Percentage      Shares Beneficially   Percentage
Name of Beneficial Owner                           Outright       Owned(1)            Owned(2)          Owned(1)
------------------------                           --------       --------            --------          --------
J. Dwane Baumgardner........................          2,000           *                 62,677              *
Richard E. Caruso...........................              0           *                 11,881              *
Jacob Cherian...............................            394           *                  7,644              *
Owen Farren.................................         27,334           *                254,534           4.5%
Charles T. Hopkins..........................          1,000           *                  1,000              *
Lames E. Morris.............................              0           *                      0              *
David R. Nuzzo..............................          6,762           *                 49,512              *
J. Edward Odegaaard.........................          2,000           *                  2,000              *
Walter I. Rickard ..........................            338           *                 12,669              *
Robert J. Sanator...........................          8,000           *                  8,000              *
All Directors and Executive
Officers as Group...........................         47,828          1%                409,917           7.2%

-----------------------------------------------------
* Less than one percent (1%).

(1)         Assuming 5,710,963 outstanding Shares, as reported in the Management
            Proxy Statement.

(2)         Includes  Shares  subject  to  immediately  exercisable  options  as follows: Mr. Baumgardner,  60,677 Shares; Mr. Caruso, 11,881 Shares;
            Mr. Cherian,  7,250 Shares;  Mr. Farren,  227,200 Shares; Mr. Nuzzo,
            42,750 Shares;  Mr.  Rickard,  12,331 Shares;  and all directors and executive officers as a group, 362,089 Shares.

WE  BELIEVE  THAT THE SL BOARD  MUST  PROMPTLY  EXPLORE  OTHER  ALTERNATIVES  TO
MAXIMIZE STOCKHOLDER VALUE INCLUDING A SALE OF THE ENTIRE COMPANY

            The  Committee  believes  that the value of the Company has not been maximized  by the SL Board  and  believes  that  the  election  of the  Nominees represents the best means for  stockholders  to have the ability to maximize the present value of their Shares. If elected,  the Nominees will,  subject to their fiduciary  duties,  explore all available  alternatives to maximize  stockholder value including, but not limited to (i) selling the entire company by means of a merger, tender offer or otherwise;  or (ii) divesting assets of the Company on a tax  efficient  basis.  Additionally,  if elected,  the  Nominees  will retain a nationally  recognized  investment  banking  firm to  assist in the  review  and implementation  of the  alternatives  that  the  Nominees  believe  will  in the
immediate   future  maximize   stockholder   value  for  all  of  the  Company's
stockholders.

            Subject to their fiduciary duties, the Nominees will make their best effort to  maximize  stockholder  value by pursuing a sale of SL.  Although  the
Nominees  would seek to sell SL to the highest  bidder,  the Nominees'  priority would be to negotiate and consummate a transaction  on the most favorable  terms available to the SL  stockholders.  The Nominees would work to solicit bids from potential  acquirors,  including  competitors  of SL.  In  accordance  with  the
Nominees'  fiduciary duties to enter into a sale transaction that would have the greatest benefit to SL stockholders, bids would be carefully evaluated based on, among other things, the value of the consideration  offered,  the ability of the bidder to finance the bid,  the quality of any  non-cash  consideration  offered
(including   the   financial   condition   of  any  bidder   offering   non-cash
consideration),  and the timing and likelihood of  consummation  of the proposed transaction

                                       -7-

in light of any required financing or regulatory  approvals.  This process could result in the  Nominees'  decision  to accept a  proposal  to  acquire  SL for a purchase price that is not necessarily the highest price offered.

            We wish to provide the stockholders, the true owners of SL, with the opportunity to elect directors that are unaffiliated with the existing Board. If all are  elected,  the  Nominees  will  constitute  a  majority  of the  current eight-member  Board.  Your vote to elect the Nominees does not constitute a vote in favor of our value  enhancing  plans  including  pursuing a sale of SL to the highest  bidder.  Your vote to elect the Nominees  will have the legal effect of replacing  five  incumbent  directors  with our  Nominees.  If the  Nominees are elected to the Board and a  transaction  involving the sale of SL is proposed by the Board,  stockholders will have an opportunity to vote on such transaction to the extent required by law.

            Neither we (nor to our  knowledge,  any other  person on our behalf)
has made or undertaken any analysis or reports as to whether  stockholder  value will be  maximized  as a result of this  solicitation  or obtained  reports from consultants  or other  outside  parties as to whether  the  proposals  presented herein would have an effect on stockholder value. There can be no assurance that stockholder  value will be  maximized  as a result of this  solicitation  or the election of the Nominees.

THE NOMINEES

            The following  information  sets forth the name,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions, offices, or employments for the past five years of the Nominees. This information  has been furnished to the Committee by the Nominees.  Where no date is given for the commencement of the indicated  office or position,  such office or position was assumed prior to December 1, 1996. Each person listed below is a citizen of the United States.

            Warren G. Lichtenstein (36) has served as the Chairman of the Board,
Secretary and the Managing Member of Steel Partners, L.L.C., the general partner of Steel,  since January 1, 1996.  Prior to such time, Mr.  Lichtenstein was the
Chairman and a director of Steel  Partners,  Ltd., the general  partner of Steel
Partners  Associates,  L.P.,  which was the general partner of Steel,  from 1993 until  prior to January  1,  1996.  Mr.  Lichtenstein  was the  acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership
formed  to  invest  in  risk  arbitrage,   special  situations  and  undervalued
companies,  from 1988 to 1990.  Mr.  Lichtenstein  has served as a  director  of
WebFinancial  Corporation,  a consumer and commercial lender,  since 1996 and as its President and Chief  Executive  Officer since  December 1997. He served as a director and the Chief Executive Officer of Gateway Industries, Inc., a provider of database development and Web site design and development services, since 1994 and as the Chairman of the Board since 1995.  Mr.  Lichtenstein  has served as a director and the President and Chief  Executive  Officer of CPX Corp., a company with no significant operating business, since June 1999 and as its Secretary and
Treasurer  since May 2001. Mr.  Lichtenstein is also a director of the following publicly  held  companies:  TAB  Products  Co., a document  management  company;
Tandycrafts,  Inc., a manufacturer  of picture  frames and framed art;  Puroflow
Incorporated,  a designer and manufacturer of precision  filtration devices; ECC
International   Corp.,  a  manufacturer  and  marketer  of   computer-controlled
simulators for training personnel to perform maintenance and operator procedures on military weapons; United Industrial  Corporation,  a designer and producer of defense, training, transportation and energy systems; and US Diagnostic Inc., an operator of outpatient medical diagnostic imaging and related facilities.  He is a former director of Saratoga Beverage Group, Inc., a beverage  manufacturer and distributor,  Alpha Technologies,  Inc., an electronics components manufacturer,
Tech-Sym Corporation,  an electronics engineering and manufacturing company, and
PLM  International,  Inc.,  an equipment  leasing  company.  He also served as a director  of SL from 1993 to 1997.  Mr.  Lichtenstein  served as Chairman of the
Board  of  Aydin  Corporation,  a  provider  of  products  and  systems  for the acquisition  and  distribution  of information  over  electronic  communications media,  from  October 5, 1998 until its sale to L-3  Communications  Corporation
("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately  39% over the reported closing price of $9.69 per share the day preceding  the  announced  transaction  with  L-3.  As of the date  hereof,  Mr.
Lichtenstein  beneficially owned 633,450 Shares,  including 623,150 Shares owned by Steel.  The business  address of Mr.  Lichtenstein  is c/o Steel Partners II,
L.P., 150 E. 52nd Street,  21st Floor, New York, New York 10022. For information regarding Mr.  Lichtenstein's  purchases and sales of Shares during the past two years, see Schedule I.

                                       -8-

            Mark E.  Schwarz  (41) has  served as the sole  general  partner  of
Newcastle,  a private  investment  firm,  since 1993.  Mr. Schwarz was also Vice
President and Manager of Sandera  Capital,  L.L.C.,  a private  investment  firm affiliated with Hunt Financial  Group,  L.L.C.,  a Dallas-based  investment firm associated with the Lamar Hunt family ("Hunt"),  from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors,  L.L.C., formerly a
Hunt-affiliated  registered  investment  advisor,  from May  1993 to  1996.  Mr.
Schwarz currently serves as a director of the following companies:  WebFinancial
Corporation,  a commercial and consumer lender; Nashua Corporation,  a specialty paper,  label and  printing  supplies  manufacturer;  Bell  Industries,  Inc., a computer systems  integrator;  and Tandycrafts,  Inc., a manufacturer of picture frames and framed art.  Mr.  Schwarz has also served as Chairman of the Board of
Directors  of  Hallmark  Financial  Services,   Inc.,  a   property-and-casualty
insurance  holding company,  since October 2001. From October 1998 through April
1999,   Mr.   Schwarz   served   as  a   director   of  Aydin   Corporation,   a
defense-electronics   manufacturer.   As  of  the  date  hereof,   Mr.   Schwarz
beneficially  owned an  aggregate  of  217,350  Shares,  all of which were owned directly by  Newcastle.  The business  address of Mr.  Schwarz is c/o  Newcastle
Partners,  L.P.,  200  Crescent  Court,  Suite 670,  Dallas,  Texas  75201.  For
information  regarding  Mr.  Schwarz's  purchases and sales of Shares during the past two years, see Schedule I.

            James R.  Henderson  (42) has  served as a Vice  President  of Steel
Partners,  L.L.C.  since  August 1999.  He has also served as Vice  President of
Operations of WebFinancial Corporation,  a commercial and consumer lender, since
September  2001.  From 1996 to July 1999, Mr.  Henderson was employed in various positions with Aydin  Corporation,  a  defense-electronics  manufacturer,  which included a tenure as president and Chief Operating  Officer from October 1998 to
June 1999.  Prior to his employment with Aydin  Corporation,  Mr.  Henderson was employed  as an  executive  with UNISYS  Corporation,  an  e-business  solutions provider. Mr. Henderson is a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator  procedures on military weapons. As of the date hereof,
Mr.  Henderson  did not  beneficially  own any  Shares.  Mr.  Henderson  has not purchased or sold any Shares during the past two years.  The business address of
Mr. Henderson is c/o Steel Partners II, L.P., 150 East 52nd Street,  21st Floor,
New York, New York 10022.

            Glen Kassan (58) has served as  Executive  Vice  President  of Steel
Partners Services,  Ltd., a management and advisory company, since June 2001 and
Vice  President  since October 1999.  Steel  Partners  Services,  Ltd.  provides management  services to Steel.  Mr. Kassan has served as Vice  President,  Chief
Financial  Officer and  Secretary  of Gateway  Industries,  Inc.,  a provider of database  development and Web site design and development  services,  since June
2000.  He has  also  served  as Vice  President,  Chief  Financial  Officer  and
Secretary of WebFinancial  Corporation,  a commercial and consumer lender, since
June 2000.  From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive
Officer of Long Term Care Services,  Inc., a privately owned healthcare services company  which  Mr.  Kassan  co-founded  in 1994 and  initially  served  as Vice
Chairman  and Chief  Financial  Officer.  Mr.  Kassan is currently a director of
Tandycrafts,  Inc., a manufacturer  of picture  frames and framed art,  Puroflow
Incorporated,  a designer and manufacturer of precision  filtration devices, and the  Chairman of the Board of US  Diagnostic  Inc.,  an  operator of  outpatient diagnostic  imaging.  As of the date hereof, Mr. Kassan did not beneficially own any Shares.  Mr. Kassan has not purchased or sold any Shares during the past two years.  The business  address of Mr. Kassan is c/o Steel  Partners II, L.P., 150
East 52nd Street, 21st Floor, New York, New York 10022.

            Steven  Wolosky  (46) has been a partner  of Olshan  Grundman  Frome
Rosenzweig  &  Wolosky LLP,  counsel to Steel, for more than five years. Mr.
Wolosky is also Assistant  Secretary of WHX  Corporation,  a NYSE listed holding company and a director of CPX Corp.,  a company  with no  significant  operating business.  As of the date  hereof,  Mr.  Wolosky  did not  beneficially  own any
Shares.  Mr.  Wolosky has not  purchased or sold any Shares  during the past two years.  The  business  address  of Mr.  Wolosky  is c/o  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022.

            The Nominees  will not receive any  compensation  from the Committee for their services as directors  of SL. On February 15, 2001,  Steel,  Newcastle and the  Nominees  (collectively,  the  "Group")  entered  into a  Joint  Filing
Agreement (the "Joint Filing  Agreement") in which, among other things, (i) they agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to Shares of SL, (ii) they agreed to form the Committee for the purpose of  soliciting  proxies  or written  consents  for the  election  of the
Nominees, or any other person(s) nominated by Steel, to the SL Board at the next annual meeting of stockholders, and (iii) Steel agreed to bear all

                                       -9-

expenses incurred in connection with the Group's activities,  including approved expenses  incurred  by any of the  parties  in the  solicitation  of  proxies or written consents by the Committee.

            Other  than  as  stated  above,   there  are  no   arrangements   or
understandings  between the  Committee  and each  Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of SL if elected as such at the Annual  Meeting.  The  Nominees  have not been  convicted  in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years.  Except as provided  for under "Legal  Proceedings"  herein, none of the Nominees is a party adverse to SL or any of its  subsidiaries or has a material  interest  adverse to SL or any of its  subsidiaries  in any material pending legal proceedings.

            The  Committee  does not expect that the Nominees  will be unable to stand for  election,  but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for alternate nominees.  In addition,  the Committee reserves the right to nominate  substitute or additional persons if SL makes or announces any changes to its Bylaws,  including increasing the size of the Board, or takes or announces any other action that has, or if consummated would have, the effect of  disqualifying  the Nominees.  In any such case,  Shares  represented  by the enclosed  GOLD  proxy  card  will be voted  for such  substitute  or  additional nominees.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

PROPOSAL 2 - APPOINTMENT OF INDEPENDENT AUDITORS

            The  Committee  has  no  objection  to  the   ratification   of  the
appointment  of Arthur  Andersen LLP as independent  accountants  for SL for the fiscal year ending December 31, 2002.  Please see the Management Proxy Statement
for a description of this proposal.

                           VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly available information, the Committee believes that the only outstanding class of securities of SL entitled to vote at the Annual Meeting are the Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the election of the Nominees to the Board,  and in the  discretion  of the persons  named as proxies on all other matters as may properly come before the Annual Meeting. Directors are elected by a plurality of the votes cast (assuming a quorum is present). An abstention from voting will be tabulated  as a vote  withheld on the election and will be included in computing the number of Shares  present for  purposes  of  determining  the  presence of a quorum,  but will not be considered in determining  whether each of the nominees has  received  a  plurality  of the votes cast at the  Annual  Meeting.  Proxies relating to "street  name"  Shares that are voted by brokers only on some of the proposals  will  nevertheless  be treated as present for purposes of determining the  presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have  discretionary  voting power and has not received instructions from the beneficial owner ("broker non-votes").  Directors are elected by a plurality  of the votes cast and the  nominees  who receive the most votes will be elected.

            We are asking you to elect our five Nominees  who, if elected,  will constitute a majority of the  eight-member  Board.  The enclosed GOLD proxy card may only be voted for our five  Nominees  and does not confer  voting power with respect to the remaining three directorships.

                                      -10-

            Stockholders  of SL may  revoke  their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Committee in care of Innisfree M&A  Incorporated at the address set forth on the back cover of this Proxy  Statement or to SL at 520 Fellowship  Road,  Suite
A114, Mt. Laurel, New Jersey 08054 or any other address provided by SL. Although a revocation is effective if delivered to SL, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Innisfree  M&A  Incorporated at the address set forth on the back cover  of this  Proxy  Statement  so that  the  Committee  will be  aware of all revocations  and can more  accurately  determine  if and when  proxies have been received  from the  holders  of record on the Record  Date of a majority  of the outstanding Shares.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE  NOMINEES  TO THE SL BOARD,  PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE  POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being  made by the  Committee.  Proxies  may be  solicited  by mail,  facsimile, telephone, telegraph, in person and by advertisements.

            The Committee has entered into an agreement with  Innisfree  M&A
Incorporated  for  solicitation  and advisory  services in connection  with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $[50,000],  together with reimbursement for its reasonable  out-of-pocket expenses,  and will be indemnified  against  certain  liabilities  and expenses, including  certain  liabilities  under the federal  securities  laws.  Innisfree
M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other  institutional  holders.  The Committee has requested  banks, brokerage houses and other  custodians,  nominees and fiduciaries to forward all solicitation  materials  to the  beneficial  owners of the  Shares  they hold of record.  The Committee will reimburse these record holders for their  reasonable out-of-pocket  expenses in so doing.  It is anticipated  that Innisfree  M&A
Incorporated will employ approximately [25] persons to solicit SL's stockholders for the Annual Meeting.

            The entire  expense  of  soliciting  proxies  is being  borne by the
Committee. If the Nominees are elected to the SL Board, the Committee intends to seek  reimbursement of the costs of this  solicitation from SL. Unless otherwise required by law, the Committee does not currently  intend to submit the question of reimbursement of the costs of this  solicitation to a stockholder vote. Costs of this  solicitation  of proxies are  currently  estimated to be  approximately
$[25,000]. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[0].

                             PARTICIPANT INFORMATION

            The  general  partner  of Steel is Steel  Partners,  L.L.C.  ("Steel
LLC"), a Delaware limited liability company.  The principal business of Steel is investing in the  securities  of small-cap  companies.  The  principal  business address of Steel and Steel LLC is 150 East 52nd  Street,  21st Floor,  New York,
New York 10022.  Warren G. Lichtenstein is Chairman of the Board,  Secretary and
the Managing  Member of Steel LLC. James  Henderson is a Vice President of Steel
LLC.  Glen Kassan is a Vice  President  of Steel  Partners  Services,  Ltd.,  an
affiliate of Steel.  As of the date  hereof,  Steel is the  beneficial  owner of
623,150  Shares.  Steel  LLC does not  beneficially  own any  Shares on the date hereof,  except  by  virtue  of its role in  Steel.  For  information  regarding purchases and sales of Shares  during the past two years by Steel,  see Schedule
I.

            Newcastle is a Texas limited partnership.  The principal business of
Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities.  The principal  business address of Newcastle is 200 Crescent Court,
Suite 670, Dallas,  Texas 75201.  Mark E. Schwarz is the sole general partner of
Newcastle.  As of the date hereof,  Newcastle is the beneficial owner of 217,350
Shares.  For information  regarding the purchases and sales of Shares during the past two years by Newcastle, see Schedule I.

                                      -11-

            The Board of  Directors of SL has a single  class of  directors.  At each annual  meeting of  stockholders,  the  directors are elected to a one-year term. The Nominees,  if elected,  would serve as directors until the next annual meeting of stockholders  and until the due election and  qualification  of their successors.  The  Committee has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

                                LEGAL PROCEEDINGS

             On October 23, 2001, Steel filed an action in the Superior Court of
New Jersey  Chancery  Division,  Morris County,  to compel SL to hold its annual meeting of stockholders on December 19, 2001.  Section 14A:5-2 of the New Jersey
Business  Corporation Act permits the Superior Court to compel an annual meeting of  stockholders  upon  application of any  stockholder if there is a failure to hold an annual  meeting  of  stockholders  for a period  of 13 months  after the corporation's last annual meeting. Steel believes that SL has not held an annual meeting of stockholders  since November 9, 1999. On November 9, 2001,  Steel and
SL stipulated  that an annual meeting of  stockholders of SL will be convened on
January 22, 2002 at which time only the following  matters will be voted upon by the stockholders: (i) the election of no more than eight (8) directors; (ii) the ratification  of the  appointment  of an accounting  firm;  and (iii) such other matters  which  properly may come before the  meeting.  None of the Nominees are otherwise adverse to SL or any of its subsidiaries in any material pending legal proceedings.

                CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND SL

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  the  Committee  nor  any of the  other  participants  in this solicitation,  or any of their respective associates: (i) directly or indirectly beneficially  owns  any  Shares  or any  securities  of SL;  (ii)  has  had  any relationship  with SL in any capacity other than as a stockholder,  or is or has been a party to any  transactions,  or series of  similar  transactions,  or was indebted  to SL during the past year with  respect to any Shares of SL; or (iii)
knows of any transactions during the past year, currently proposed transactions, or series of similar transactions, to which SL or any of its subsidiaries was or is to be a party, in which the amount involved  exceeds $60,000 and in which any of them or their  respective  affiliates had, or will have, a direct or indirect material  interest.  In addition,  other than as set forth herein,  there are no contracts,  arrangements or understandings  entered into by the Committee or any other  participant in this  solicitation or any of their  respective  associates within the past year with any  person  with  respect to any of SL's  securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  the  Committee  nor  any of the  other  participants  in this solicitation,  or any of  their  respective  associates,  has  entered  into any agreement  or  understanding  with any  person  with  respect  to (i) any future employment by SL or its affiliates or (ii) any future  transactions  to which SL or any of its  affiliates  will or may be a party.  However,  the  Committee has reviewed,  and will  continue  to  review,  on the basis of  publicly  available information,  various possible business strategies that it might consider in the event that the Nominees are elected to the Board.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            The  Committee is unaware of any other  matters to be  considered at the  Annual  Meeting  other  than the  ratification  of the  appointment  of the
Company's auditors.  However,  should other matters,  which the Committee is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

                                      -12-

            The information  concerning SL contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available  information.

                                             THE RORID COMMITTEE

                                             December __, 2001

                                      -13-

                                   SCHEDULE I
                                   ----------

              TRANSACTIONS IN THE SHARES DURING THE PAST TWO YEARS
              ----------------------------------------------------

Shares of Common Stock                 Price Per                Date of
       Purchased                         Share                  Purchase
       ---------                         -----                  --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        4,000                            $10.73250               10/06/00
          500                            $10.79000               10/12/00
       16,000                            $10.78090               10/17/00
       18,400                            $10.08230               10/18/00
        9,200                            $10.80000               10/25/00
        2,000                            $10.55000               11/22/00
        1,500                            $11.00830               11/27/00
          100                            $10.95000               11/30/00
        7,500                            $10.82080               12/04/00
        9,800                            $10.99900               12/05/00
        2,000                            $11.05000               12/06/00
          200                            $10.86250               12/11/00
        6,000                            $10.85440               12/12/00
        4,700                            $10.76010               12/13/00
        2,600                            $10.71590               12/14/00
        1,000                            $10.98750               12/15/00
          500                            $10.86250               12/18/00
          700                            $10.98750               12/20/00
        1,500                            $10.34170               12/22/00
        5,100                            $10.67500               12/26/00
        3,500                            $11.22860               12/28/00
        2,500                            $11.45000               12/29/00
       18,300                            $11.10460               01/04/01
        1,800                            $11.05000               01/05/01
        3,500                            $10.92500               01/08/01

                                      -14-

          200                            $10.80000                01/11/01
          500                            $11.05000                01/18/01
        2,500                            $11.28750                01/22/01
       15,600                            $11.30000                01/23/01
        6,500                            $11.75460                02/02/01
       17,000                             $5.70820                09/28/01
       10,000                             $4.99000                10/08/01
       30,000                             $3.78000                10/09/01
       26,150                             $4.61720                10/11/01
        2,500                             $5.10200                10/12/01
       33,500                             $4.99990                10/19/01
        1,000                             $5.03000                10/22/01

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

       10,000                            $10.8725                02/04/00
        5,000                            $10.6750                02/09/00
        4,700                            $10.5600                02/11/00
       10,000                            $10.5600                02/11/00
          300                            $10.5600                02/14/00
        9,000                            $10.4944                02/14/00
        4,000                            $10.4350                02/16/00
          800                            $10.4350                02/17/00
          200                            $10.4350                02/18/00
        3,000                            $10.1750                03/13/00
       15,000                            $10.1333                03/14/00
        2,700                             $9.9250                03/15/00
        3,000                             $9.9250                03/17/00
        1,000                             $9.9250                03/20/00
       10,000                             $9.9875                03/28/00
        5,000                             $9.7375                04/11/00
        6,500                             $9.8625                04/14/00

                                      -15-

        4,000                             $9.5188                05/11/00
        2,000                             $9.4250                05/12/00
        3,000                             $9.4250                05/15/00
        2,000                             $9.8000                06/26/00
        2,000                             $9.8000                07/03/00
        2,000                             $9.4875                07/05/00
        3,000                             $9.4667                07/07/00
        4,000                            $10.4250                12/22/00
        4,000                            $11.4100                06/01/01
          500                            $11.4000                06/04/01
          100                            $11.4000                06/05/01
          300                            $11.4000                06/06/01
        1,000                            $11.4000                06/07/01
        1,000                            $11.4000                06/08/01
          900                            $11.4000                06/11/01
        1,200                            $11.4100                06/15/01
        6,000                             $7.4363                07/30/01
       10,000                             $7.5500                08/01/01
        2,000                             $7.5000                08/01/01
       10,000                             $7.6000                08/06/01
        5,000                             $7.7410                09/17/01
       26,150                             $4.6178                10/11/01
        2,500                             $5.1080                10/12/01
       33,500                             $5.0003                10/19/01
        1,000                             $5.0450                10/22/01

                                      -16-

                             WARREN G. LICHTENSTEIN
                             ----------------------

                                     NONE(1)

                                 MARK E. SCHWARZ
                                 ---------------

                                     NONE(2)

                               JAMES R. HENDERSON
                               ------------------

                                      NONE

                                   GLEN KASSAN
                                   -----------

                                      NONE

                                 STEVEN WOLOSKY
                                 --------------

                                      NONE
                                    --------

    (1)     By  virtue  of his  position  with  Steel  Partners  II,  L.P.,  Mr.
            Lichtenstein  has the power to vote and dispose of SL's Shares owned
            by  Steel  Partners  II,  L.P.  Accordingly,   Mr.  Lichtenstein  is
            considered the  beneficial  owner of the Shares of SL owned by Steel
            Partners II, L.P.

    (2)     By virtue of his position with Newcastle Partners, L.P., Mr. Schwarz has the power to vote and dispose of SL's Shares  owned by Newcastle
            Partners, L.P. Accordingly, Mr. Schwarz is considered the beneficial owner of the Shares of SL owned by Newcastle Partners, L.P.

                                      -17-

                                   SCHEDULE II
                                   -----------

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
           -----------------------------------------------------------

THE FOLLOWING IS BASED SOLELY ON INFORMATION  PROVIDED IN THE  MANAGEMENT  PROXY
STATEMENT:

            The  following  table  sets  forth  certain  information   regarding
ownership of the shares,  as of November  30, 2001 (except as otherwise  noted), by: (i) each person or entity  (including such person's or entity's address) who is known by SL to own  beneficially  more than  five  percent  of the  Company's shares,  (ii) each of the  Company's  Directors  and  nominees  for Director who beneficially  owns  shares,  (iii)  each Named  Executive  Officer  and  current executive officer who beneficially owns shares,  and (iv) all executive officers and Directors as a group.  The information  presented in the table is based upon the most recent  filings with the  Securities  and Exchange  Commission  by such persons or upon information otherwise provided by such persons to SL.

            The  address of each  person who is an officer or  director of SL is
520 Fellowship Road, Suite A-114, Mt. Laurel, NJ 08054.

                                                        Number of
                                                         Shares
                                                       Beneficially
Name of Beneficial Owner                                 Owned(1)                    Percentage Owned
------------------------                                 --------                    ----------------
Dimensional Fund Advisors, Inc.
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401....................              296,400(2)                           5.2%

The Gabelli Funds
One Corporate Center
Rye, NY 10580-1435........................            1,400,720(3)                          24.5%

Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071.....................              525,000(4)                           9.2%

Steel Partners II, L.P.
150 E. 52nd Street
21st Floor
New York, NY 10022........................              850,800(5)                          14.9%

J. Dwane Baumgardner......................               62,677(6)                            *

Richard E. Caruso.........................               11,881(7)                            *

Jacob Cherian.............................                7,644(8)                            *

Owen Farren...............................              254,534(9)                           4.5%

Charles T. Hopkins........................                1,000                               *

James E. Morris...........................                    0(10)                           *

David R. Nuzzo............................               49,512(11)                           *

J. Edward  Odegaard.......................                2,000(12)                           *

Walter I. Rickard ........................               12,669(13)                           *

Robert J. Sanator.........................                8,000                               *

                                      -18-

All Directors and Executive Officers as a Group...      409,917(14)                          7.2%

---------------------------------------------------------------
*           Less than one percent (1%).

(1)         Beneficial  ownership  is based on 5,710,963  outstanding  shares of
            Common  Stock  as of  November  30,  2001.  Under  applicable  rules promulgated  under  the  Securities  and  Exchange  Act of 1934,  as amended,  a person is deemed to be the beneficial owner of shares of
            Common  Stock  if,  among  other  things,  he  or  she  directly  or indirectly  has or shares  voting  power or  investment  power  with respect to such shares.  A person is also considered to beneficially own shares of Common Stock which he or she does not actually own but has the right to acquire  presently  or within the next 60 days,  by exercise of stock options or otherwise.

(2)         Based upon a Schedule  13F-HR dated  September 30, 2001,  filed with the Securities and Exchange  Commission by Dimensional Fund Advisors
            Inc. ("Dimensional").  Dimensional, a registered investment advisor, is deemed to have  beneficial  ownership of 296,400  shares,  all of which shares are held in  portfolios  of DFA  Investment  Dimensions
            Group Inc., a registered  open-end  investment company, or in series of the DFA Investment Trust Company,  a Delaware  business trust, or the DFA Group Trust and DFA  Participation  Group Trust,  investment
            vehicles  for  qualified   employee  benefit  plans,  all  of  which
            Dimensional  serves as  investment  manager.  Dimensional  disclaims beneficial ownership of all such shares.

(3)         Based upon a Schedule  13D/A  Amendment  No. 17 dated  November  15,
            2001,  filed with the Securities and Exchange  Commission by Gabelli
            Funds LLC ("Gabelli  Funds").  Gabelli Group Capital Partners,  Inc.
            ("Gabelli  Partners")  makes  investments for its own account and is the parent company of Gabelli Asset Management Inc. ("GAMI").  Mario
            J.  Gabelli  is  the  Chairman  of the  Board  of  Directors,  Chief
            Executive  Officer and  majority  shareholder  of Gabelli  Partners.
            GAMI, a public company listed on the New York Stock Exchange, is the parent  company of a variety of companies  engaged in the securities
            business,   including  (i)  GAMCO  Investors,   Inc.  ("GAMCO"),   a
            wholly-owned  subsidiary of GAMI, an investment  adviser  registered under the  Investment  Advisers Act of 1940,  as amended  ("Advisers
            Act"),  which provides  discretionary  managed account  services for employee benefit plans, private investors,  endowments,  foundations and others;  (ii) Gabelli Advisers,  Inc.  ("Gabelli  Advisers"),  a
            subsidiary of GAMI, which provides  discretionary  advisory services
            to  The  Gabelli   Westwood  Mighty  Mitessm  Fund;   (iii)  Gabelli
            Performance  Partnership L.P. ("GPP"),  a limited  partnership whose primary  business  purpose  is  investing  in  securities  (Mario J.
            Gabelli is the general  partner  and a  portfolio  manager for GPP);
            (iv) Gabelli  International  Limited  ("GIL"),  a corporation  whose primary  business  purpose is  investing  in a  portfolio  of equity securities and securities  convertible  into, or  exchangeable  for, equity  securities  offered  primarily  to persons  who are  neither citizens nor residents of the United States;  and (v) Gabelli Funds,
            LLC, an investment  adviser  registered under the Advisers Act which
            presently  provides   discretionary  managed  account  services  for
            various registered investment companies.

            Includes the following shares deemed to be owned beneficially by the following affiliates (the "Gabelli Affiliates"):  75,000 shares held by  GAMCO;  1,070,720  shares  held by GIL;  25,000  shares  held by
            Gabelli Foundation, Inc. ("Foundation"), a private foundation; 1,000 shares  held by Mario J.  Gabelli;  60,000  shares  held by  Gabelli
            Advisers;  and  107,000  shares  held  by GPP.  Each of the  Gabelli
            Affiliates  claims sole voting and dispositive power over the shares held by it. The  foregoing  persons do not admit to  constituting  a group within the meaning of Section 13(d) of the Securities Exchange
            Act. Mario J. Gabelli is the Chief Investment Officer of each of the
            Gabelli  Affiliates;  the majority  stockholder  and Chairman of the
            Board of Directors and Chief Executive  Officer of Gabelli  Partners
            and GAMI; the President, a Trustee and the Investment Manager of the
            Foundation;  and the portfolio  manager for GPP. The general partner of GPP is MJG Associates,  Inc., the sole shareholder,  director and employee of which is Mario J. Gabelli.

            GAMCO , Gabelli Advisors,  and Gabelli Funds, each has its principal business office at One Corporate  Center,  Rye, New York 10580.  GPP has its principal  business  office at 401 Theodore Fremd Ave., Rye,
            New York 10580. GIL has its principal  business office at c/o Fortis
            Fund Services (Cayman) Limited, Grand

                                      -19-

            Pavillion,  Commercial  Centre,  802 West Bay  Road,  Grand  Cayman,
            British West Indies. The Foundation has its principal offices at 165
            West Liberty Street, Reno, Nevada 89501.

(4)         Based upon a Schedule  13F-HR  dated June 30,  2001,  filed with the
            Securities and Exchange  Commission by Oaktree  Capital  Management,
            LLC, a California limited liability company ("Oaktree").  Oaktree is deemed to have  beneficial  ownership  of  525,000  . The  principal business of Oaktree is providing  investment  advice and  management
            services  to  institutional  and  individual  investors.   Oaktree's
            General  Partner  is  OCM  Principal  Opportunities  Fund,  L.P.,  a
            Delaware limited partnership.

(5)         Consists of 623,150  shares  owned  directly by Steel  Partners  II,
            L.P.,  ("Steel  Partners  II"),  10,300  shares  owned by  Warren G.
            Lichtenstein,  Chief Executive  Officer of Steel  Partners,  L.L.C.,
            which is the  general  partner of Steel  Partners  II,  and  217,350 shares owned by Newcastle  Partners,  L.P.  which has entered into a voting agreement with Steel Partners II.

(6)         Includes  60,677  shares  which  Mr.  Baumgardner  has the  right to acquire at any time upon exercise of stock options.

(7)         Includes 11,881 shares, which Mr. Caruso has the right to acquire at any time upon exercise of stock options.

(8)         Includes  394  shares   beneficially  owned  by  Mr.  Cherian  as  a
            participant in the Company's Savings & Pension Plan and 7,250 shares which Mr. Cherian has the right to acquire at any time upon exercise of stock options.

(9)         Includes 69 shares  owned  jointly by Mr.  Farren and his wife,  who share voting and investment  power,  6,200 shares held in an IRA for
            Mr. Farren, 21,065 shares beneficially owned as a participant in the
            Company's  Savings and Pension  Plan,  and 227,200  shares which Mr.
            Farren has the right to acquire,  at any time,  upon the exercise of stock options.

(10)        Mr. Morris resigned as an executive officer on December 31, 2000.

(11)        Includes  2,263  shares   beneficially  owned  by  Mr.  Nuzzo  as  a
            participant  in the Company's  Savings and Pension Plan,  and 42,750
            shares  which Mr.  Nuzzo has the right to  acquire  at any time upon exercise of stock options.

(12)        Shares owned jointly by Mr.  Odegaard and his wife, who share voting and investment power.

(13)        Includes 12,331 shares which Mr. Rickard has the right to acquire at any time upon exercise of stock options.

(14)        Includes 362,089 shares issuable upon  exercise of  options.

                                      -20-

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many Shares you own,  please  give Steel your proxy FOR the  election of the
Nominees by taking three steps:

            1.          SIGNING the enclosed GOLD proxy card,

            2.          DATING the enclosed GOLD proxy card, and

            3.          MAILING  the  enclosed  GOLD  proxy  card  TODAY  in the
                        envelope  provided  (no postage is required if mailed in
                        the United States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card  representing  your  Shares.  The  Committee  urges you to confirm in writing  your  instructions  to the  Committee  in  care  of  Innisfree  M&A
Incorporated  at the address  provided below so that the Committee will be aware of all instructions  given and can attempt to ensure that such  instructions are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy Statement,  please contact Innisfree M&A  Incorporated at the address set forth below.

                      [INNISFREE M&A INCORPORATED LOGO]
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

                                      -21-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED DECEMBER 5, 2001

               SL INDUSTRIES, INC. ANNUAL MEETING OF STOCKHOLDERS

 THIS PROXY IS SOLICITED ON BEHALF OF THE RORID COMMITTEE

The undersigned  appoints Warren G. Lichtenstein and Mark E. Schwarz and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of SL Industries,  Inc. (the "Company") which the undersigned would be entitled to vote if personally  present at the Annual Meeting of Stockholders of the Company,  and including at any adjournments or postponements  thereof and at any meeting called in lieu thereof, as follows:

1.          ELECTION OF DIRECTORS:

            A TOTAL OF EIGHT  DIRECTORS WILL BE ELECTED AT THE ANNUAL MEETING OF
            STOCKHOLDERS OF THE COMPANY.  THIS PROXY CAN ONLY BE VOTED FOR UP TO
            FIVE OF THE EIGHT  DIRECTORS  BEING  ELECTED AT THE ANNUAL  MEETING.
            ACCORDINGLY,  THIS  PROXY  DOES NOT CONFER  FULL  VOTING  POWER WITH
            RESPECT TO THE THREE REMAINING DIRECTORSHIPS.

                                                         FOR     WITHHOLD     FOR ALL
                                                         ALL     ALL          Except nominee(s)
                                                                              written below
               Nominees: Warren Lichtenstein, Mark
               Schwarz, James Henderson, Glen Kassan,    [  ]    [  ]           [  ]
               and Steven Wolosky                                             _____________________
                                                                              _____________________
                                                                              _____________________
                                                                              _____________________

2.          RATIFICATION OF APPOINTMENT                  FOR     AGAINST      ABSTAIN
            OF INDEPENDENT AUDITORS:                     [ ]      [   ]        [  ]

3.          In  their  discretion  with  respect  to any  other  matters  as may properly come before the Annual Meeting.

            The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with  respect to the shares of Common  Stock of the Company held by the undersigned,  and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue  hereof.  If properly  executed,  this proxy will be voted as directed above.  IF NO DIRECTION IS INDICATED  WITH RESPECT TO THE ABOVE  PROPOSAL,  THIS
PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES,  OR ANY  SUBSTITUTIONS  OR
ADDITIONS THERETO.

            This proxy will be valid  until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  _________________________________, 2001.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 _______________________________________________________
(Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,
 ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!